Elevation Series Trust N-14

Exhibit 99.(10)(b)

ELEVATION SERIES TRUST

RULE 18f-3 MULTIPLE CLASS PLAN

This Multiple Class Plan (the “Plan”) is adopted in accordance with Rule 18f-3 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”), by Elevation Series Trust (the “Trust”) on behalf of each series of the Trust that has multiple classes of shares (each a “Fund”). A majority of the Trustees, including a majority of the Trustees who are not interested persons of the Trust (as defined in the Act), having determined that the Plan is in the best interests of the shareholders of each class of each Fund and the shareholders of the Trust as a whole, have approved the Plan.

The provisions of the Plan are:

1.	General Description of Classes. Each class of shares of a Fund shall represent interests in the same portfolio of investments of such Fund, and shall be identical in all respects, except that, as provided for in such Fund’s Prospectus, each class shall differ with respect to: (i) Rule 12b-1 Plans and shareholder servicing plans that may be adopted with respect to the class; (ii) distribution and shareholder servicing related services and expenses; (iii) differences relating to sales loads (and waivers of the same), purchase minimums, eligible investors and exchange privileges as may be set forth in the Prospectus of each Fund; (iv) the amount of fee waivers by service providers; (v) other such difference as set forth within this Plan or the Prospectus; and (vi) the designation of each class of shares. The classes of shares designated by each Fund are set forth in Exhibit A.

2.	Allocation of Income and Class Expenses.

a.	Certain expenses may be attributable to a particular class of shares of a Fund and are charged directly to net assets of the class of the Fund to which the expense is attributed and are borne on a pro rata basis by the outstanding shares of that class. These may include:

(i)	Rule 12b-1 plan distribution fees and shareholder servicing fees, if applicable to a particular class;

(ii)	Front-end sales charges or contingent deferred sales charges;

(iii)	expenses related to the distribution of a class of shares or to the services provided to shareholders of a class of shares shall be borne solely by such class;

(iv)	the following expenses attributable to the shares of a particular class will be borne solely by the class to which they are attributable:

(a)	asset-based distribution, account maintenance and shareholder service fees;

(b)	extraordinary non-recurring expenses including litigation and other legal expenses relating to a particular class; and

(c)	any such other expenses as the Trust’s Treasurer (Principal Financial Officer) determines were incurred by a specific class and are appropriately paid by that class.

b.	Income, realized and unrealized capital gains and losses, and expenses that are not allocated to a specific class pursuant to this Section 2, shall be allocated to each class of a Fund on the basis of the net asset value of that class in relation to the net asset value of the Fund.

c.	Investment advisory fees, custodial fees, and other expenses relating to the management of a Fund’s assets shall not be allocated on a class-specific basis.

d.	Fees and expenses may be waived or reimbursed by a Fund’s investment adviser or any other service provider. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes, to the extent permitted by Rule 18f-3.

3.	Voting Rights. Each class of shares will have exclusive voting rights with respect to matters that exclusively affect such class and separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

4.	Exchanges. Shares of a Fund may be exchanged without payment of any exchange fee for shares of another Fund of the same class at their respective net asset values, provided that such exchange is described in the Prospectus. Exchange privileges may vary among classes and among holders of a class.

5.	Class Designation. Subject to the approval by the Trustees of the Trust, each Fund may alter the nomenclature for the designations of one or more of its classes of shares.

6.	Additional Information. This Plan is qualified by and subject to the terms of each Fund’s then current Prospectus for the applicable class of shares of the Fund; provided, however, that none of the terms set forth in any such Prospectus shall be inconsistent with the terms of this Plan. Each Fund’s Prospectus contains additional information about each class of shares of such Fund and any multiple class structure of such Fund.

7.	Effective Date. This Plan is effective on December 11, 2024, provided that this Plan shall not become effective with respect to a Fund or a class of shares of a Fund unless first approved by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Trust (as defined in the Act). This Plan may be terminated or amended at any time with respect to a Fund or a class of shares thereof by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Trust (as defined in the Act).

8.	Miscellaneous. Any reference in this Plan to information in a Fund’s Prospectus shall mean information in such Fund’s Prospectus, as the same may be amended or supplemented from time to time, or in such Fund’s Statement of Additional Information, as the same may be amended or supplemented from time to time.

APPENDIX A

Funds and Classes

Fund / Fund Family	Share Classes(1)	Share Class Features(1)			Redemption Fee
		12b-1 Plan(2)	Front- End Sales Charge(3)	Contingent Deferred Sales Charge(3)
Vulcan Funds Vulcan Value Partners Fund Vulcan Value Partners Small Cap Fund	Investor	—	—	—	—
	Institutional	—	—	—	—

(1)     The features and expenses of each share class are described in further detail in the respective Fund’s Prospectus.

(2)     The distribution and shareholder servicing expenses of a share class are provided for in the Fund’s respective 12b-1 Plan.

(3)     The sales charges associated with a share class are described further in the respective Fund’s Prospectus.

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